WIRELESS TELECOM GROUP, INC.
EXHIBIT 11.1

	For the Year Ended December 31,
	2006	2005	2004
Net income	$3,524,111	$3,543,964	$2,331,477

BASIC EARNINGS:
Weighted average number of common shares
outstanding	25,820,909	21,560,676	17,192,728
Basic earnings per common share	$0.14	$0.16	$0.14

DILUTED EARNINGS:
Weighted average number of common shares
outstanding	25,820,909	21,560,676	17,192,728
Stock options	98,754	136,305	385,457
Weighted average number of common shares
outstanding, as adjusted	25,919,663	21,696,981	17,578,185
Diluted earnings per common share	$0.14	$0.16	$0.13

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